Exhibit 17.1

Tim Irish

timnirish@gmail.com

07772890460

6 March 2023

iCAD Inc,

98 Spit Brook Road

Nashua, NH 03062

Dear Dana,

Please accept this as notice of my resignation from the position of Non Employee Director at iCAD Inc effective immediately.

The reasons for my resignation are two-fold; in my personal opinion the company’s direction and governance are misguided, and I am personally very uncomfortable with the Board’s approach to unacceptable bullying behaviour.

Yours sincerely,

Tim Irish